Exhibit 99.6

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our Firm under the caption “Interests of Experts”, and to the incorporation by reference in the Registration Statement (No. 333-252957) on Form F-10 of Orla Mining Ltd. and the use herein of our report dated March 18, 2022, with respect to the consolidated balance sheets as at December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows, and changes in equity for each of the years in the two year period ended December 31, 2021, included in this Annual Report on Form 40-F.

/s/ Ernst & Young LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2020.

Vancouver, Canada

March 18, 2022